Financial Review

Two Lands Slate 1 LLC

For the period ended January 31, 2025

Prepared by:
Hyungil Kim
NJ CPA#: 20CC04624100

Review Report 3

Reviewed Financial Statements

JK ANF

Independent Accountant's Review Report

To Management
Two Lands Slate 1 LLC
Dover, DE

We have reviewed the accompanying financial statements of Two Lands Slate 1 LLC, which comprise the balance sheet as of January 31, 2025, and the related statements of income, statement of equity and statement of cash flows, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hyungil Kim, CPA
Philadelphia, PA
February 14, 2025

Two Lands Slate 1 LLC
Balance Sheet
As of January 31, 2025

<u>Assets</u>

Total assets   =

<u>Liabilities</u>

Total liabilities   =

<u>Equity</u>

Total Equity   -

Total liabilities & Equity   =

See accompanying notes and accountant's review report

Two Lands Slate 1 LLC
Statement of Income
For the period ended January 31, 2025

<u>Revenues</u>

Total revenues	-

<u>Operating Expenses</u>

Total Expenses	-

Net Income	-

Two Lands Slate 1 LLC
Statement of Equity
For the period ended January 31, 2025

Beginning Balance, January 1, 2025	-
Additional Paid in Capital	-
Retained Earnings	-
Net Income	-
Ending Balance, January 31, 2025	-

See accompanying notes and accountant's review report

Two Lands Slate 1 LLC
Statement of Cash Flows
For the period ended January 31, 2025

Cash flows from operating activities	-
Cash flows from Investing activities	-
Cash flows from financing activities	-
Net increase (decrease) in Cash	-
Cash at beginning of year	-
Cash at end of year	-

See accompanying notes and accountant's review report

Two Lands Slate 1 LLC
Notes to Financial statements
For the period ended January 31, 2025

1.   Nature of Operations

Two Lands Slate 1 LLC was formed in Delaware on January 7th, 2025 and creates films that bridge cultures.

2.   Summary of significant accounting policies

Basis of Accounting

The financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (GAAP).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.